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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                       Chrysalis International Corporation
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   171188 10 5
                       -----------------------------------
                                 (CUSIP Number)

                               Ray A. Mantle, Esq.
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6180
  ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 18, 1996
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

CUSIP No.  171188 10 5                                             Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mr. Alec Hackel
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |X|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             955,293.3

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             2,547,448
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              955,293.3
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       2,547,448
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,547,448
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   |_|

---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.4%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------


                               Page 2 of 9 Pages

CUSIP No.  171188 10 5                                             Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dr. Jack Barbut
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |X|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             955,293.3

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             2,547,448
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              955,293.3
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       2,547,448
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,547,448
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.4%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------


                               Page 3 of 9 Pages

CUSIP No.  171188 10 5                                             Schedule 13D
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dr. John Christian Jensen
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |X|
           (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    The United States of America
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             636,861.5

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             2,547,448
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              636,861.5
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       2,547,448
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,547,448
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               |_|


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.4%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------


                               Page 4 of 9 Pages

Item 1.    Security and Issuer
           Common Stock, par value $.01 per share ("Common Stock")

           CUSIP Number
           171188 10 5

           Chrysalis International Corporation ("Chrysalis")
           575 Route 28
           Raritan, New Jersey  08869

Item 2.    Identity and Background

           (a)  Name

                Mr. Alec Hackel ("Hackel")
                Dr. Jack Barbut ("Barbut")
                Dr. John Christian Jensen ("Jensen")

           (b)  Business Address

                Mr. Alec Hackel
                Flueliweg 3
                6045 Meggen
                Switzerland

                Dr. Jack Barbut
                c/o Piper & Marbury L.L.P.
                1251 Avenue of the Americas
                New York, New York 10020-1104

                Dr. John Christian Jensen
                Bohlstrasse 9a
                6300 Zug
                Switzerland

           (c)  The  principal  occupation  of Mr.  Hackel  is a private investor. Mr. Hackel is involved in numerous private investment opportunities in Europe. The principal business address of Mr. Hackel is Flueliweg 3, 6045 Meggen, Switzerland.

                The principal occupation of Dr. Barbut is Vice Chairman, President - Clinical Services and Director of Chrysalis. He also is President of Chrysalis Institute of Clinical Pharmacology GmbH (the "Chrysalis Institute"). Chrysalis is a contract research organization whose principal activities consist of preclinical drug development services conducted through its wholly-owned subsidiaries. The principal address of Chrysalis is 575 Route 28, Raritan, New Jersey 08869. Chrysalis Institute is a contract research organization serving the pharmaceutical, biotechnology and medical device industries. The principal address of Chrysalis Institute is Kronprinzenstr. 82-84, D-40217, Dusseldorf, Germany.


                               Page 5 of 9 Pages

                The principal occupation of Dr. Jensen is President - International Services of Chrysalis. Chrysalis is a contract research organization whose principal activities consist of preclinical drug development services conducted through its wholly-owned subsidiaries. The principal address of Chrysalis is 575 Route 28, Raritan, New Jersey 08869.

           (d) None of Messrs. Hackel, Barbut or Jensen has been convicted in a criminal proceeding within the last five years.

           (e) Within the last five years, none of Messrs. Hackel, Barbut or Jensen has been party to a civil proceeding before a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f)  Mr. Hackel is a citizen of Switzerland.
                Dr. Barbut is a citizen of Switzerland resident in the United States of America.
                Dr. Jensen is a citizen of the United States of America resident in Switzerland.

Item 3.    Source and Amount of Funds or Other Consideration.

           As of August 19, 1996, DNX Corporation ("DNX"), DNX Acquisition Corporation ("Acquisition"), Messrs. Hackel, Barbut, Jensen (collectively, the "BioClin Interest Holders"), Sherby Corporation N.V. and BioClin, Inc., a Delaware corporation ("BioClin U.S.") entered into a Merger Agreement (the "Merger Agreement"). The Merger Agreement
           provides for the acquisition by DNX of all of the outstanding capital stock of BioClin U.S. in exchange for an aggregate of 658,150 shares of DNX Common Stock. As of August 19, 1996, DNX, Manfred Wissmann, acting solely in his capacity as trustee ("Wissmann"), pursuant to a Trust Agreement among Wissmann, Barbut and Hackel (the "Wissmann Trust Agreement"), the BioClin Interest Holders, Dr. Gerald Rittershaus, acting solely in his capacity as trustee ("Employee Trustee"), pursuant to a Trust Agreement (the "Employee Trust Agreement") between Employee Trustee and Ms. Christine Dune-Kraatz ("Kraatz"), Ms. Bettina Donhardt ("Donhardt"), BioClin Germany, Kilmer N.V. ("Kilmer") and BioClin Europe entered into a Share Exchange Agreement (the "Share Exchange Agreement"). The Share Exchange Agreement provides for the acquisition by DNX of all of the outstanding equity interests in BioClin Europe and, with respect to its non-wholly-owned subsidiaries, all outstanding equity interests in such subsidiaries held by persons or entities not wholly-owned, directly or indirectly, by BioClin Europe, in exchange for an aggregate of 1,158,344 shares of DNX Common Stock. As of August 19, 1996, DNX, Dr. Gerald Rittershaus, acting solely in his capacity as trustee ("Rittershaus"), pursuant to a Trust Agreement among Rittershaus, Barbut and Hackel (the "Rittershaus Trust Agreement"), the BioClin Interest Holders and BioClin Institute entered into a Share Acquisition Agreement (the "Share Acquisition Agreement"). The Share Acquisition Agreement provides for the acquisition by DNX of all outstanding equity interests in BioClin Institute in exchange for an aggregate of 816,106 shares of DNX Common Stock. On December 18, 1996, pursuant to the Merger


                               Page 6 of 9 Pages

           Agreement, Acquisition was merged with and into BioClin U.S., with BioClin U.S. as the surviving corporation and a wholly-owned subsidiary of DNX. DNX also issued 2,632,600 shares of DNX Common Stock to acquire all of the outstanding capital stock of, or equity interests in, BioClin U.S., BioClin Europe, BioClin Germany, Kilmer and BioClin Institute. Contemporaneous with these transactions, DNX changed its name to "Chrysalis International Corporation."

Item 4.    Purposes of Transaction.

           The transaction combines DNX's international preclinical drug development services with the international clinical drug development expertise and experience of the BioClin Group to permit a more rapid transition for a client's drug through various preclinical to clinical stages of development, thereby minimizing certain delays which typically occur before a new drug is introduced to the market. The transaction also offers the opportunity to leverage DNX's client base to utilize the combined company's full range of drug development services. In addition, the transaction offers the opportunity to leverage investments in information systems and software developed or under development by the BioClin Group and to realize economies of scale through centralization of management and administrative functions.

Item 5.    Interest in Securities of the Issuer.

           Mr. Hackel

           (a)  Amount Beneficially Owned                           2,547,448

                Percent of Class                                    22.4%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or direct the vote          955,293.3

                (ii) shared power to vote or direct the vote        2,547,448

                (iii)sole power to dispose or to direct the
                     disposition of                                 955,293.3

                (iv) shared power to dispose or to direct the
                     disposition of                                 2,547,448

           Dr. Barbut

           (a)  Amount Beneficially Owned                           2,547,448

                Percent of Class                                    22.4%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote       955,293.3


                               Page 7 of 9 Pages

                (ii) shared power to vote or to direct the vote     2,547,448

                (iii)sole power to dispose or to direct the
                     disposition of                                 955,293.3

                (iv) shared power to dispose or to direct the
                     disposition of                                 2,547,448

           Dr. Jensen

           (a)  Amount Beneficially Owned                           2,547,448

                Percent of Class                                    22.4%

           (b)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote       636,861.5

                (ii) shared power to vote or to direct the vote     2,547,448

                (iii)sole power to dispose or to direct the
                     disposition of                                 636,861.5

                (iv) shared power to dispose or to direct the
                     disposition of                                 2,547,448

           (c)  Not applicable.

           (d) No person except for Messrs. Hackel, Barbut and Jensen, is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Chrysalis Common Stock owned by Messrs. Hackel, Barbut and Jensen.

           (e)  Not applicable.

           (f)  Citizenship

                Mr. Hackel is a citizen of Switzerland, Dr. Barbut is a citizen of Switzerland resident in the United States of America and Dr. Jensen is a citizen of the United States of America resident in Switzerland.

Item 6.    Contracts,  Arrangements,   Understandings  or  Relationships
           with Respect to Securities of the Issuer.

           Messrs. Hackel, Barbut and Jensen may be deemed to have formed a group as a result of the informal understanding among the parties with respect to the securities of Chrysalis held by each party. Pursuant to this understanding, the parties agree to vote as a bloc and to take actions in a concerted manner.

Item 7.    Material to be Filed as Exhibits.

           None.

                               Page 8 of 9 Pages

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 18, 1996               MR. ALEC HACKEL


                                       By:/s/Ray A. Mantle, Esq.
                                          Ray A. Mantle, Esq.*
                                          Attorney-in-Fact


Date:  December 18, 1996               DR. JACK BARBUT
                                       /s/ Jack Barbut




Date:  December 18, 1996               DR. JOHN CHRISTIAN JENSEN
                                       /s/ John Christian Jensen



* See attached Power of Attorney.


                               Page 9 of 9 Pages

                         POWER OF ATTORNEY


      ALEC HACKEL hereby authorizes RAY A. MANTLE to sign and file with the Securities and Exchange Commission on his behalf Form 3, Form 4, Form 5, Form ID, Schedule 13-D and Schedule 13-G and any amendments thereto, relating to his actual and deemed beneficial ownership of shares of CHRYSALIS INTERNATIONAL CORPORATION. This Power of Attorney is valid for twelve (12) months from the date set forth below.


                                    Alec Hackel
                                    /s/ Alec Hackel

Date:  December 1, 1996